  January 20, 2009

United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Advanced Environmental Recycling Technologies, Inc.
Item 4.01 Form 8-K
Filed January 9, 2009
File No. 000-52742

Advanced Environmental Recycling Technologies, Inc. (the “Company” or “AERT”), hereby submits the responses set forth below to your Comment Letter to the Company dated January 14, 2009 (the “Comment Letter”) pertaining to our Item 4.01 Form 8-K.  The responses set forth below correspond to the numbered comments in the Comment Letter.  For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

1.
Please revise your disclosure to disclose, if true, there were no reportable events during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants.  Refer to Item 304(a)(1)(v) of Regulation S-K.

The Company has revised its Form 8-K to disclose that there were no reportable events during its two most recent fiscal years and any subsequent interim period through the date of change in accountants.  The paragraph containing the disclosure is below.

“The reports of Tullius Taylor Sartain & Sartain LLP regarding the Company’s financial statements for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.  During the years ended December 31, 2007 and 2006, and during the period from December 31, 2007 through January 7, 2009, there were no disagreements with Tullius Taylor Sartain & Sartain LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Tullius Taylor Sartain & Sartain LLP would have caused it to make reference to such disagreement in its report.  Additionally, there were no reportable events during those periods.”

2.	Please indicate whether the Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(ii) of Regulation S-K.

The Company has indicated that the audit committee has approved the change of accountants.  The paragraph containing the disclosure is below.

“On January 7, 2009, Tullius Taylor Sartain & Sartain LLP, the prior independent registered public accounting firm of Advanced Environmental Recycling Technologies, Inc. (the “Company”), and Hogan & Slovacek, P.C. merged their operations to become HoganTaylor, LLP (“HoganTaylor”).  The respective employees, partners and shareholders of the merged firms have become employees and partners of HoganTaylor, which will continue the practices of each of the merged firms.  Consequently, HoganTaylor has assumed the role of the independent registered public accounting firm of the Company.  The audit committee of the board of directors has approved the continued engagement of the firm.”

3.	Please amend your report to include all of the information required by Item 304 of Regulation S-K. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

The Company has included in its amended filing all of the information required by Item 304 of Regulation S-K.  Additionally, it has filed its amendment as a Form 8-K/A with the Item 4.01 designation.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please consider the foregoing responses and do not hesitate to contact the undersigned at 479.756.7400 should you have questions or comments regarding this matter.

Very truly yours,

 /s/  J. R. Brian Hanna
J. R. Brian Hanna
Chief Financial Officer
Advanced Environmental Recycling Technologies, Inc.